

July 26, 2010

Via U.S. Mail and Facsimile (705) 253-5099
Mr. Luc Duchesne
President and Chief Executive Officer
Bio-Carbon Systems International Inc.
123 March Street, Suite 202,
Sault Ste Marie, Ontario, Canada P6A 2Z5

>   **Re: Bio-Carbon Systems International Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed July 26, 2010**
>   **File No. 0-53809**

Dear Mr. Duchesne:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief